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[MILBERG WEISS LOGO]

                                                               November 29, 2005

VIA EDGAR

Mary Beth Breslin, Esq.
Attorney Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Conolog Corporation
         Amendment No. 2 to Registration Statement on Form SB-2
         Filed: November 15, 2005
         File No.: 333-128089

Dear Ms. Breslin:

     Reference is made to Amendment No. 2 to the Registration Statement on Form SB-2 of Conolog Corporation (the "Company") filed with the Commission on November 15, 2005 (file number 333-128089) and to the staff's letter of comment dated November 16, 2005. On behalf of Conolog and pursuant to Rule 101(a) of Regulation S-T, we are enclosing Amendment No. 3 to the Registration Statement. The enclosed Amendment has been marked to show changes from Amendment No. 2. Also enclosed is the Company's response, dated November 28, 2005, to the staff's comment letter. We are also providing a printed version of this letter, Amendment No. 3 to the Registration Statement and the Company's letter by Federal Express to Adelaja Heyliger of the staff.



     If you have any questions or comments, concerning the enclosed materials, please feel free to contact me.

                                        Very truly yours,


                                        /s/ David B. Manno
                                        ----------------------------------------
                                        David B. Manno

cc: Mr. Marc Benou

Milberg Weiss Bershad & Schulman LLP
One Pennsylvania Plaza o New York, NY 10119-0165 o (212) 594-5300 o Fax: (212)
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